

Mail Stop 3561

March 1, 2016

Natalia Lopera
Chief Executive Officer
Hip Cuisine, Inc.
2250 NW 114th Avenue
Unit 1P, PTY 11020
Miami, FL 33172

> **Re:** **Hip Cuisine, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2016**
> **File No. 333-209346**

Dear Ms. Lopera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

1. Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in this offering. We also note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the prospectus summary.

2. Please refer to the last paragraph on page 6. Please balance the disclosure to also include your net losses for the period ending September 30, 2015. Please also update to include your revenue and net loss for your most recent audited period.

Risk Factors, page 10

3. Please include a risk factor that briefly identifies and discusses the outside business activities of your executive officers, and discusses any potential conflicts that exist as a result of these other commitments. Please also discuss the amount of time that each executive officer intends to dedicate to your business.

4. Ms. Lopera appears to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your sole director.

Use of Proceeds, page 20

5. Please clarify, if true, that there is no guarantee that Ms. Lopera will loan the Company additional funds.

Determination of Offering Price, page 22

6. Consistent with your disclosure on page 15, please disclosure here that the proposed selling price of $0.375 was arbitrarily determined by you.

Terms of the Offering, page 24

7. We note the selling price is $0.375 per share. Please explain to us how the price will be determined if a purchaser purchases one share, or an odd number of shares.

Strategy and Marketing Plan, page 28

8. Please provide additional details about your plan to open at least 15 company-owned locations within the next three years, including the funds required, steps involved, and the challenges you are likely to face. If financing is not currently available for your expansion efforts, please make that clear. We also note that you are targeting Panama, Columbia and Miami, Florida. Please discuss your anticipated timeline for opening restaurants outside of Panama, and how the particular plans outside of Panama may differ, such as it relates to market saturation, commercial real estate markets, business licensing requirements, and any risks particular to the other regions.

Plan of Operation, page 31

9. In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the associated costs accompanying each proposed step in your business plan. For example, please discuss the costs and specific steps involved to provide deliveries and the monthly diet program, complete the construction of the second restaurant location,

complete construction of the processing facility, and to develop and launch a new website to handle online deliveries and POS processing.

Financial Statements for the Nine Months Ended September 30, 2015

10. Please label the December 31, 2014 columns in your financial statements as audited.

General

11. Please provide updated audited financial statements for the annual period ended December 31, 2015 in accordance with Item 3-12 of Regulation S-X.

Exhibits

Exhibit 5.1

12. Please refer to the first paragraph. The first paragraph indicates that the Company is registering the shares for resale. Please revise for consistency with the offering.

Exhibit 16.1

13. Please file the letter referenced in Item 10 on page 26 under exhibit 16.1 instead of exhibit 23.1.

Exhibit 23.1

14. Please file a currently dated consent from your independent auditors for use of its audit report in accordance with Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William D. O'Neal, Esq.